UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Earns USDA's First WiMAXTM Rural Development Acceptance and “Buy American” Status for FCC Licensed Frequencies Dated July 9th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9 th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Earns USDA’s First WiMAX™ Rural Development
Acceptance and “Buy American” Status for FCC Licensed Frequencies

RUS acceptance of Alvarion's 802.16e BreezeMAX® allows operators to use federal rural broadband funding to deploy Alvarion WiMAX solutions in the 2.3
GHz WCS and 2.5 GHz BRS/EBS bands

MOUNTAIN VIEW, CA, July 9, 2008 – Alvarion® Ltd., the world’s leading provider of WiMAX™ and wireless broadband solutions, announced today that its 802.16e BreezeMAX® 2300 and 2500 base stations received USDA Rural Development acceptance and “Buy American” status from the U.S. Department of Agriculture Rural Utilities Service. This comes after months of evaluation of performance documentation and detailed testimonials from multiple operators with commercial BreezeMAX networks.

RUS (Rural Utilities Service) acceptance and “Buy American” status are required for operators requesting federal funds from the Rural Broadband Access Loan program for the purpose of purchasing and deploying broadband systems. From 2001 through 2007, RUS has provided almost $6.5 billion in telecom grants, loans and loan guarantees for rural development.

“Rural Development acceptance of a licensed WiMAX system is something the USDA has never done before,” noted Kelley Dunne, CEO of DigitalBridge Communications, an Alvarion customer using BreezeMAX equipment in fourteen U.S. markets serving thousands of customers. “Not only can 2.3 and 2.5 GHz operators across the U.S. now leverage the hundreds of millions of federal dollars available each year for rural broadband access, but they get to do it with the market’s benchmark WiMAX solution for these bands.”

“We are proud to be the first to receive the RUS licensed WiMAX acceptance for our BreezeMAX solution,” said Greg Daily, President of Alvarion, Inc. “Timing is perfect with WiMAX so much in the news lately and our BreezeMAX 2.5 GHz being one of the first base stations to achieve the WiMAX Forum Certified™ seal. Now license holders of WCS and BRS/EBS frequencies can access federal funds to deploy WiMAX for the first time.”

BreezeMAX 2300 and 2500 form the radio access network (RAN) foundation of Alvarion’s 4Motion® Mobile WiMAX™ solution. The acceptance covers the full RAN solution portfolio to include both micro and macro base stations, the variety of CPEs, antennas and mounting systems.

About DigitalBridge Communications
DigitalBridge Communications Corp. (“DBC”) is a telecommunications service provider focused on using WiMAX to deliver broadband services to underserved communities nationwide. DBC was founded by Kelley Dunne, Bill Wallace and Joe Kochan in 2005. Since launching its service late last year, DBC has deployed networks in 14 markets throughout the U.S. With WiMAX, DBC subscribers are able to set up service on their own within a matter of minutes and use their portable service inside or outside their homes and offices. For more information about DBC, please visit www.digitalbridgecommunications.com.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo, "WiMAX Forum
Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “4Motion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.